



13031624

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 5 2013
DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48054

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baystate Capital Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Whitney Ave, Suite 500
(No. and Street)

Holyoke,	MA	01040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Atilla Aritan 413-784-6196
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street, Suite 2400	Hartford,	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 6/10

AB 6/10

OATH OR AFFIRMATION

I, Larry M. Humphrey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baystate Capital Services, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

- none -

Signature

Treasurer and Director

Title

Notary Public

My Commission Expires April 15, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
TABLE OF CONTENTS
December 31, 2012 and 2011



Independent Auditor's Report

To the Board of Directors and
Stockholder of Baystate Capital Services, Inc.:

We have audited the accompanying financial statements of Baystate Capital Services, Inc., which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baystate Capital Services, Inc. at December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As described in Note 3 and 5, Baystate Capital Services, Inc. has significant transactions with its parent, Monarch Life Insurance Company. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The Schedule I - Supplementary Information: Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 20, 2013

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
Assets:		
Cash	$ 11,411	$ 11,411
Total Assets	$ 11,411	$ 11,411
Liabilities and Stockholder's Equity:		
Total Liabilities	$ --	$ --
Stockholder's Equity:		
Common stock, par value $.01 per share 200,000 shares authorized, and 1,000 shares issued and outstanding	10	10
Additional paid-in capital	9,990	9,990
Retained earnings	1,411	1,411
Total Stockholder's Equity	11,411	11,411
Total Liabilities and Stockholder's Equity	$ 11,411	$ 11,411

The accompanying notes are an integral part of these financial statements.

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Revenues:		
Commissions	$ 6,342	$ 6,770
	6,342	6,770
Expenses:		
Commissions	6,342	6,770
	6,342	6,770
Net Income	$ --	$ --

The accompanying notes are an integral part of these financial statements.

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2011	$ 10	$ 9,990	$ 1,411	$ 11,411
Net Income	--	--	--	--
Balance at December 31, 2011	10	9,990	1,411	11,411
Net Income	--	--	--	--
Balance at December 31, 2012	$ 10	$ 9,990	$ 1,411	$ 11,411

The accompanying notes are an integral part of these financial statements.

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Cash Flows From Operating Activities:		
Net Income	$ --	$ --
Net Cash Provided by Operating Activities	--	--
Net Increase in Cash	--	--
Cash - Beginning of Period	11,411	11,411
Cash - End of Period	$ 11,411	$ 11,411

The accompanying notes are an integral part of these financial statements.

NOTE 1-ORGANIZATION

Baystate Capital Services, Inc. (the Company), a wholly-owned subsidiary of Monarch Life Insurance Company (Monarch Life), incorporated November 18, 1994, was capitalized on April 14, 1995 and commenced business on June 13, 1995. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company serves as a registered broker-dealer for Monarch Life in order for Monarch Life to continue to accept premiums on and meet contractual obligations under existing variable life insurance policies and variable annuity contracts previously issued by Monarch Life.

Monarch Life is a wholly-owned subsidiary of Regal Reinsurance Company (Regal Re). On June 9, 1994, the Insurance Commissioner of the Commonwealth of Massachusetts (the Commissioner) was appointed receiver (the Receiver) of Monarch Life in a rehabilitation proceeding pending before the Supreme Judicial Court for Suffolk County, Massachusetts (the Court). A term sheet dated July 19, 1994 (the Term Sheet) among the Commissioner (in her capacity as Commissioner and Receiver) and certain Regal Re shareholders and noteholders and holders of Monarch Life's surplus notes (representing approximately 85% of both the total outstanding Regal Re notes and common stock) (the Holders) was approved by the Court on September 1, 1994. Pursuant to the Term Sheet, the Holders transferred their notes and stock into voting trusts for which the Commissioner is the sole trustee, which effectively vests control of Regal Re and Monarch Life in the Commissioner.

Monarch Life currently limits its business to maintaining its existing blocks of disability income insurance policies, variable life insurance policies, and annuity contracts. Monarch Life ceased issuing new variable life insurance policies and new annuity contracts effective May 1, 1992, and new disability income insurance policies effective June 15, 1993.

NOTE 2-ACCOUNTING POLICIES

The Company's financial statements have been prepared on the basis of United States generally accepted accounting principles ("US GAAP"). Preparing financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. The company makes no estimates or assumptions and there were no reclassifications made from prior periods.

Cash: Cash is comprised of funds on deposit.

Income Taxes: The Company's operations are included in the consolidated life/non-life federal income tax return of Regal Re; however, pursuant to the terms of various agreements between Monarch Life and the Company, all operating expenses, including federal and state income taxes, are treated as a liability of Monarch Life and are paid by Monarch Life.

Recognition of Commission Income and Expense: Commission income and expense are recognized when the sales of financial products are settled. Recognition on a settlement date basis is materially the same as on a trade date basis.

Statement of Changes in Subordinated Liabilities: The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Securities Exchange Act of 1934, since no such liabilities existed at December 31, 2012 and 2011, or during the periods then ended.

NOTE 2-ACCOUNTING POLICIES (Continued)

Subsequent Events: As of February 20, 2013, the date in which the financial statements were issued, management has determined that no subsequent events have occurred following the balance sheet date of December 31, 2012 which require recognition or disclosure in the financial statements.

NOTE 3-COMMISSION INCOME

During 2012 and 2011, the Company earned all of its commissions from Monarch Life.

NOTE 4-NET CAPITAL REQUIREMENTS

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is subject to certain rules regarding minimum net capital and is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Minimum Net Capital required equals the greater of 6 2/3% of aggregate indebtedness or $5,000. Aggregate indebtedness, net capital and the resultant ratio for the Company at December 31, 2012 and 2011, were as follows:

	2012	2011
Aggregate indebtedness	$ --	$ --
Net capital	$ 11,411	$ 11,411
Ratio of aggregate indebtedness to net capital	--	--

The Company's excess of net capital over minimum net capital required at both December 31, 2012 and 2011, based on its aggregate indebtedness, was $6,411.

The operations of the Company do not include the physical handling of securities or the maintenance of customer accounts. Accordingly, the reserve provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 do not apply under the exemptions allowed by paragraphs (d)(1)(I) and (k)(2)(1) of that Rule.

NOTE 5-RELATED PARTY TRANSACTIONS

In accordance with various agreements between Monarch Life and the Company, the Company receives various services from Monarch Life, without charge, including accounting and data processing. All other operating expenses and tax liabilities (if any) of the Company are also borne by Monarch Life.

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
SUPPLEMENTAL SCHEDULE
SCHEDULE I - SUPPLEMENTARY INFORMATION: COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		December 31, 2012
Total stockholder's equity	$	11,411
Haircut on nonexempt securities		--
Net capital	$	11,411
Aggregate indebtedness	$	--
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$	5,000
Excess net capital	$	6,411
Ratio of aggregate indebtedness to net capital		--

The above calculation does not differ from the Company's calculation as reported in Part IIA of the unaudited FOCUS report.



Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of Baystate Capital Services, Inc.:

In planning and performing our audit of the financial statements of Baystate Capital Services, Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies,

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103-3404
T: (860) 241 7000, F: (860) 241 7590, www.pwc.com/us

in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2013